FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 7, 2010

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ....X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports June 2010 Consolidated Revenue” dated July 7, 2010.

2.	Meeting Minutes of AUO’s 2010 Annual General Shareholders’ Meeting dated June 18, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 7, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports June 2010 Consolidated Revenue

Issued by: AU Optronics Corp.
Issued on: July 7, 2010

Hsinchu, Taiwan, July 7, 2010 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its preliminary consolidated June 2010 revenue of NT$43,625 million, comparable to that of May, slightly down by 0.4% but up by 43.5% year-over-year.

In the second quarter of 2010, AUO's unaudited consolidated revenues totaled NT$128,571 million, up by 15.2% quarter-over-quarter and with an impressive growth of 55.9% year-over-year.

Large-sized panel (a) shipments for June 2010, with applications on desktop monitor, notebook PC, LCD TV and other applications reached approximately 9.74 million units, down by 4.8% from the previous month. As for small-and-medium-sized panels, the shipments amounted to 15.79 million units, down by 14.8% month-over-month.

In the second quarter of 2010, large-sized panel shipments totaled around 29.62 million units, with a growth of 8.8% from last quarter and a YoY increase of 32.2%. Shipments of small-and-medium-sized panels in the same quarter exceeded 55.43 million units, down by 2.7% quarter-over-quarter and 8.9% year-over-year.

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches.

Sales Report :(Unit: NT$ million)
Net Sales(1) (2)	Consolidated(3)	Unconsolidated
June 2010	43,625	41,438
May 2010	43,792	41,474
M-o-M Growth	(0.4%)	(0.1%)
June 2009	30,399	29,952
Y-o-Y Growth	43.5%	38.3%
Jan to June 2010	240,135	228,166
Jan to June 2009	133,227	131,915
Y-o-Y Growth	80.2%	73.0%

(1)	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.

(2)	Monthly figures are unaudited, prepared by AU Optronics Corp.

(3)
Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corp. and its affiliates, Darwin Precision Corp. and its affiliates, BriView Electronics Corp., Toppan CFI (Taiwan) Co, Ltd., Lextar Electronics Corp. and its affiliates, and AUO Energy Taiwan Corp.

#                      #                      #

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is a global leader of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 65 inches. AUO generated NT$359.3 billion (US$11.2 billion) in sales revenue* in 2009 with global operations in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO extended its market to the green energy industry in late 2008, and formally founded its Solar Photovoltaic Business Unit in October, 2009. For more information, please visit AUO.com.

* 2009 year end revenue converted at an exchange rate of NTD31.95:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on May 11th, 2010.

For more information, please contact:

Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

2

Item 2

AU OPTRONICS CORP.

Meeting Minutes
Of
2010 Annual General Shareholders’ Meeting

(Translation)

Time and date of the Meeting: June 18, 2010 at 9:30 A.M. (Local time)
Venue of the Meeting: No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C.
Total shares represented by shareholders present: 7,283,784,724 shares
Percentage of shares held by shareholders present: 82.51% of total outstanding shares

Resolution Notice

Dear Shareholders:

We are pleased to inform you that the following items were approved or acted as proposed at our 2010 Annual General Shareholders’ Meeting held on June 18, 2010.

Truly yours,

Kuen-Yao (K.Y.) Lee
Chairman

AU OPTRONICS CORP.
2010 ANNUAL GENERAL SHAREHOLDERS' MEETING
MINUTES

Time: 9:30 a.m., June 18, 2010
Place: No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C.
(Meeting Room in the Central Taiwan Science Park Administration)

Total outstanding AUO shares: 8,827,045,535 shares

Total shares represented by shareholders present in person or by proxy: 7,283,784,724 shares

Percentage of shares held by shareholders present in person or by proxy: 82.51%

Chairman: Kuen-Yao (K.Y.) Lee, Chairman of the Board of Directors

Recorder: Andy Yang

1.	Commencement (The aggregate shareholding of the shareholders present in person or by proxy constituted a quorum. The Chairman called the meeting to order.)

2.	Chairman’s Address (omitted)

3.	Report Items

(1)	2009 Business Report (omitted)

(2)	Audit Committee’s Report (omitted)

(3)	Report of indirect investments in China in 2009 (omitted)

(The shareholder with shareholder No. 893205 inquired about the related issues of social responsibility of the Company. The said inquiring was supplemented and explained by the Chairman.)

4.	Acceptance Items

(1)	To accept 2009 Business Report and Financial Statements (proposed by the Board of Directors)

Explanation:

A.	The 2009 Financial Statements were audited by the independent auditors, Shing-Hai Wei and Chung-Hwa Wei, of KPMG.

B.	The 2009 Business Report and Financial Statements have been adopted by the Board of Directors and reviewed by the Audit Committee.

C.	For 2009 Business Report, Audit Committee’s Report, and Financial Statements thereto, please refer to Attachments 1-4.

(The shareholder with shareholder No. 867260 inquired about AUO’s investment plan at Houli Science Park Chising Farm. The said inquiring was supplemented and explained by the Chairman.)

Resolution:	Upon solicitation of comments by the Chairman, there was no objection voiced and the resolution was adopted unanimously by the shareholders present:

RESOLVED, that the above proposals be and hereby were approved as proposed.

(2)	To accept the appropriation of retained earnings for 2009 losses (proposed by the Board of Directors)

Explanation:

A.
In 2009, the Company reported net loss of NT$ 26,769,334,733. After adjusting of the disproportionate participation in long-term investments, the deficit yet to be compensated is NT$ 28,819,408,454. It is proposed to compensate the deficit by the unappropriated retained earnings from previous years. The accumulated unappropriated retained earnings is NT$ 40,863,051,041 after the appropriation.

B.	It is proposed not to distribute dividend for 2009.

C.	For the 2009 Deficit Compensation Statement, please refer to Attachment 5.

Resolution:	Upon solicitation of comments by the Chairman, there was no objection voiced and the resolution was adopted unanimously by the shareholders present:

RESOLVED, that the above proposals be and hereby were approved as proposed.

5.	Election of Directors

To elect eleven directors (including three independent directors) to be the sixth term of directors (proposed by the Board of Directors)

Explanation:

A.
The term of the office of the fifth term of directors expired on June 12, 2010. Thus, it is proposed that the 2010 Annual General Shareholders’ Meeting elect eleven directors (including three independent directors). The term of office of the new directors (including independent directors) is three years from the date on which they are elected at the 2010 Annual General Shareholders’ Meeting. The old directors will leave their office on the date the new directors are elected.

B.
In accordance with the Company’s Article of Incorporation, the election of directors shall be conducted under the Candidate Nomination and the directors shall be elected from the nominated candidates. The academic background, experience and relevant information of the nominated candidates are attached hereto as Attachment 6.

(Chairman declared to vote and mentioned that a shareholder required the Company to respond to the questions in his/her letter; as the questions exceed the set agenda of the Meeting, the Company will respond by separate letter.)

Result:
Eleven directors (including three independent directors) were elected by the shareholders present. The tenure of the newly elected directors commences on June 18, 2010 and shall expire on June 17, 2013. The list of the newly elected directors with indication of votes received by each was as listed below:

Shareholder No. or ID No.	Title	Name	Votes Received
3	Director	Kuen-Yao (K.Y.) Lee	5,145,979,474
11	Director	Hsuan Bin (H.B.) Chen	5,041,400,859
1092	Director	Lai-Juh Chen	5,015,519,591
86	Director	Shuang-Lang Peng	4,889,378,412
1	Director	Ko-Yung (Eric) Yu – Representative of Qisda Corporation	4,844,161,162
1	Director	Hui Hsiung – Representative of Qisda Corporation	4,888,666,266
843652	Director	Ronald Jen-Chuan Chwang – Representative of BenQ Foundation	4,848,309,233
904215	Director	Chang-Hai Tsai – Representative of An Ji Biomedical Corporation	4,846,289,508
P2000*****	Independent Director	Vivien Huey-Juan Hsieh	5,015,605,010
Q2004*****	Independent Director	Mei-Yue Ho	4,884,778,436
E1015*****	Independent Director	Bing-He Yang	4,852,462,454

6.	Discussion Items

(1)
To approve the proposal for the revisions to “Handling Procedures for Providing Endorsements and Guarantees for Third Parties” and “Handling Procedures for Capital Lending”(proposed by the Board of Directors)

Explanation:

A.
It is proposed to revise the “Handling Procedures for Providing Endorsements and Guarantees for Third Parties” and “Handling Procedures for Capital Lending” to accommodate the revision of law and regulation.

B.	For the Company’s operation needs, the aggregate limit of the Company, and the Company and its subsidiaries as a whole, shall not exceed the Company’s net worth.

C.
The comparison tables for the “Handling Procedures for Providing Endorsements and Guarantees for Third Parties” and “Handling Procedures for Capital Lending” before and after amendments are attached hereto as Attachments 7-8.

Resolution:	Upon solicitation of comments by the Chairman, there was no objection voiced and the resolution was adopted unanimously by the shareholders present:

RESOLVED, that the above proposals be and hereby were approved as proposed.

(2)	To release the Directors from non-competition restrictions (proposed by the Board of Directors)

Explanation:

A.
According to Article 209 of the Company Law, any Director conducting business for himself/herself or on another’s behalf and the scope of the business coincides with the Company’s business scope shall explain at the Shareholders’ Meeting the essential contents of such conduct, and obtain approval from shareholders in the Meeting.

B.	It is proposed to release the newly-elected Directors from non-competition restrictions.

Process:	Chairman had the marshal read out the list released from non-competition restrictions to new elected Directors.

Title	Name	Released restriction
Director	Kuen-Yao (K.Y.) Lee
Chairman of Qisda Corporation
Chairman of BenQ Corporation
Director of Leaxtar Electronics Corp.
Director of Darfon Corporation
Director of Daxon Technology Inc.
Director of SiPix Technology Inc.
Director of AU Optronics (L) Corp.

Director	Hsuan Bin (H.B.) Chen	Chairman and Chief Executive Officer of Wellypower Optronics Corporation Chairman of Lextar Electronics Corp. Chairman of Lextar Electronics (Suzhou) Corp.
Director	Ko-Yung (Eric) Yu – Representative of Qisda Corporation	Chairman of Daxon Technology Inc. Director of Dazzo Technology Corporation Chairman of BenQ Guru Corp.
Director	Hui Hsiung – Representative of Qisda Corporation
President and Chief Executive Officer of Qisda Corporation
Chairman of Qisda Electronics Corp.
Chairman of Qisda Solutions Inc.
Director of Qisda Czech s.r.o.
Director of Qisda Japan Co., Ltd.
Chairman of SiPix Technology Inc.

Director	Shuang-Lang Peng
Chairman of Taiwan Nano Electro-Optical Technology Co. Ltd
Director of Darwin Precisions Corp.
Director of FORHOUSE CORPORATION
Director of AU Optronics Korea Ltd.
Director of AU Optrenics Singapore Pte. Ltd.
Director of Darwin Precisions (L) Corp.
Chairman of BriView (Xiamen) Corp.
Director of AU Optronics (Suzhou) Corp.
Director of AUO Energy Taiwan Corp.
Director of BriView (L) Corp.
Director of AU Optronics Corporation Japan
Director of AU Optronics Europe B.V.
Director of AU Optronics (Xiamen) Corp.
Chairman of BriView Corp.
Director of AU Optronics Manufacturing (Shanghai) Corp.
Director of BVCH Optronics (Sichuan) Corp.
Chairman of BriView (Hefei) Co., Ltd.
Director of AUO Energy (Suzhou) Corp.
Chairman of BriView (Kunshan) Co., Ltd.
Director of Nano Electro-optical(Kunshan),Ltd.
Director of New Nano Electro-Optical(Kunshan）,Ltd.

Title	Name	Released restriction
Director	Chang-Hai Tsai – Representative of An Ji Biomedical Corporation	Director of TAIWAN FERTILIZER CO., LTD.
Director	Lai-Juh Chen
Director of AU Optronics (L) Corp.
Director of AU Optronics Corporation Japan
Chairman of AU Optronics (Suzhou) Corp.
Director of Apower Optronics Corporation
Director of AU Optronics (Shanghai) Corp.
Chairman of AU Optronics (Xiamen) Corp.
Director of Darwin Precisions Corp.
Director of Lextar Electronics Corp.
Director of AUO Energy Taiwan Corp.
Director of BriView (Xiamen) Corp.
Director of BriView (L) Corp.
Chairman of AU Optronics Manufacturing (Shanghai) Corp.
Director of AUO Energy (Tianjin) Corp.
Director of BriView (Kunshan) Co., Ltd.
Director of AUO Energy (Suzhou) Corp.
Director of BriView (Hefei) Co., Ltd.

Independent Director	Vivien Huey-Juan Hsieh	Independent Supervisor of Chief Telecom Inc.
Independent Director	Bing-He Yang	Chairman, UniSVR Global Information Technology Corp. Supervisor, Applied Vacuum Coating Technologies Co., Ltd.

Resolution:	Upon solicitation of comments by the Chairman, there was no objection voiced and the resolution was adopted unanimously by the shareholders present:

RESOLVED, that the above proposals be and hereby were approved as proposed.

7.	Extraordinary Motions: No.

8.	Adjourn Meeting : The meeting were adjourned at a.m. 10:12.

Attachment 1:

2009 Business Report

For AU Optronics Corp. ("AUO" or the "Company"), the year 2009 was full of turns and changes. The global financial crisis saw a worldwide slide in actual demand and a decrease in consumer spending, and the TFT-LCD industry was by no means immune from its impact. In 2009, AUO reported consolidated revenues of NTD359.6 billion, a 15.2% slide from 2008, and an annual loss of NTD 27.2 billion or NTD 3.04 per common share. Although the management team spent their best efforts to manage the situation and put forth the best annual sectoral performance in Taiwan, it was still the most difficult year for the Company in its history.

Nevertheless, in the midst of this tumultuous environment, we have stood our ground. From the trough seen in the first quarter to the subsequent gradual recovery and the formation of new alliances among industry competitors, the management team has maintained a high degree of flexibility and adapativeness. Through our steady leadership with its focused management and execution we ensured that AUO was fully prepared to get through this crisis and we have laid the foundation for growth as the worldwide economy improves. During the past year of changes and challenges, the Company was vigorous in activating internal resources, beginning new business ventures, developing new technologies, and expanding its role in the green energy industry. In doing so, we have steadfastly met the changes and turmoil of a fiercely competitive industry.

Looking back at 2009 on the implementation of our vision, the successes of AUO’s new operational model can be seen in the following items:

1.
LCD TV Assembly Service: Representing a brand-new integration of technology and design, AUO entered into a new era of systems applications from its original position in panel manufacturing. Additionally, through moves such as joint ventures and strategic alliances, AUO is poised to cultivate the market and strengthen cooperative relationships with its customers.

2.
Globalization of Operations: AUO formally expanded beyond Asia by establishing two manufacturing bases in Europe to provide faster, more direct customer support and to enhance our service links around the globe. In addition, our operations in Mainland China will gradually transform from production-oriented to market-oriented business operations.

3.
The Launch of Energy Business: AUO formally established the Solar-Photovoltaic Business Unit, a step which facilitates our cultivation of and investment in the solar power industry. Based on AUO’s “Total Solution” strategy, we plan to integrate leading technology and services within the energy industry value chain, including actively collaborating with terminal solar system integrators to rapidly build our competencies in system integration and design capabilities and acquiring silicon wafer manufacturing resources to secure two key ends of the value chain, materials and sales channels. As a result of our successful efforts, AUO’s first batch of solar-photovoltaic modules was shipped to Europe in June of 2009.

4.
The Release of Electronic Paper: We formally stepped into the electronic paper market by supplying electronic paper display for use in labels and e-books. We continue to strive for innovation in product applications for TFT technologies.

Looking into the future and as the financial crisis wanes, AUO believes 2010 will be a year filled with opportunities. Aside from sustaining our efforts to reduce costs and increase operational performance, the management team will also work to shore up growth potential by seeking to grow steadily in the following directions:

1.	A Full-Scale March into Emerging Markets
In view of the strong demand growth in emerging markets, AUO will seek out new modes of strategic cooperation and deepen collaboration with regional partners.

2.	Actively Increasing our Asset Turnover Rates
As the race for the latest generation of capacity and the size migration of products gradually settle down, future competitiveness will be defined by the innovation of new technologies and applications. Building on our rich history of innovation, the Company will continue to provide more efficient and competitive products. Additionally, we plan to strategically cooperate with key customers to further stabilize our downstream sales, to broaden our customer portfolio, and to increase our returns on assets.

3.	Stressing Both Technology Upgrades and Product Quality
AUO will actively step into advanced display technologies, such as OLED and FED, and product technologies such as 3D and touch panels. We aim to become a leader in these technologies, and will leverage applications of future technical innovations as a growth opportunity.

4.	Providing Comprehensive Green Solutions
AUO will fulfill its Green Promise by providing consumers with a new choice of green, energy-saving products and by becoming a provider of renewable resources and energy services.

In the past ten years, there has been a change from the trend in the display panel industry of seeking growth through capacity expansion. In the next ten years, competitiveness and growth will be derived from the following five “new” areas: new applications, new technologies, new business models, new markets and new businesses. AUO’s management team holds fast to our unchanging core value of integrity and will maintain our fervor and focus on core competencies. We will continue to strive for excellence and take advantage of future growth opportunities to ensure AUO’s growth in the coming decade. We will also continue to implement our Green Promise, fulfilling our responsibility to the wider community. AUO is on a mission to become a world leader for green solutions and will continue to work to bring about our vision of “Bright Innovation, Amazing Life.”

Kuen-Yao (K.Y.) Lee, Chairman

Lai-Juh (L.J.) Chen, President & CEO

Andy Yang, CFO

Attachment 2:

Audit Committee’s Report

The Board of Directors has prepared the Company’s Business Report, Financial Statements, and Deficit Compensation Statement for the year of 2009. Shing-Hai Wei and Chung-Hwa Wei, Certified Public Accountants of KPMG, have audited the Financial Statements and issued an opinion. The 2009 Business Report, Financial Statements, and Deficit Compensation Statement have been reviewed and determined to be correct and accurate by the Audit Committee of AU Optronics Corp. I, as the Chairman of the Audit Committee, hereby submit this report according to Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Law.

AU Optronics Corp.

Chairwoman of the Audit Committee

Vivien Huey-Juan Hsieh

March 12, 2010

Attachment 3:

English Translation of Audit Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of Directors
AU Optronics Corp.:

We have audited the balance sheets of AU Optronics Corp. (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the “Rules Governing Auditing and Certification of Financial Statements by Certified Public Accountants”. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Act and Regulations Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As further described in note 3 to the financial statements, the Company adopted, effective January 1, 2008, Republic of China Statement of Financial Accounting Standards (“ROC SFAS”) No. 10, “Inventories,” as amended, ROC SFAS No. 39, “Share-based Payment,” and Accounting Research and Development Foundation Interpretation No. 2007-052 on the accounting for employee bonuses and remuneration to directors and supervisors.

We have also audited the consolidated financial statements of AU Optronics Corp. as of and for the years ended December 31, 2009 and 2008, and have expressed an unqualified opinion on such financial statements.

KPMG Certified Public Accountants

Hsinchu, Taiwan (Republic of China)
March 3, 2010

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Balance Sheets
December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars)

	2009	2008
	NT$	NT$
Assets
Current assets:
Cash and cash equivalents	57,114,009	67,727,081
Notes and accounts receivable, net	54,053,574	22,124,194
Receivables from related parties, net	5,519,632	1,771,500
Other receivables from related parties	115,116	226,314
Other financial assets—current	1,709,721	555,930
Inventories, net	29,873,827	19,456,400
Prepayments and other current assets	1,388,474	5,121,371
Deferred tax assets, net	5,138,814	5,389,803
Financial assets measured at fair value—current	377,587	1,046,711
Available-for-sale financial assets—current	-	470,301
Total current assets	155,290,754	123,889,605
Long-term investments:
Equity-method investments	53,038,883	40,770,003
Hedging derivative financial assets—noncurrent	3,829	5,398
Total long-term investments	53,042,712	40,775,401
Property, plant and equipment:
Land	6,273,615	6,273,615
Buildings	67,406,083	55,140,996
Machinery and equipment	541,382,061	457,853,881
Other equipment	23,092,503	19,890,736
	638,154,262	539,159,228
Less: accumulated depreciation	337,112,061	264,887,921
Construction in progress	9,108,906	11,875,684
Prepayments for purchases of land and equipment	10,553,228	58,059,509
Net property, plant and equipment	320,704,335	344,206,500
Intangible assets:
Goodwill	11,280,595	11,280,595
Deferred pension cost	-	9,509
Core Technologies	-	918,925
Technology-related fees	2,772,872	3,089,547
Total intangible assets	14,053,467	15,298,576
Other assets:
Idle assets, net	1,638,186	2,353,680
Refundable deposits	26,631	119,603
Deferred charges, net	1,333,408	1,462,286
Deferred tax assets, net	2,549,726	1,748,336
Restricted cash in bank	128,645	24,500
Long-term prepayments for materials	1,609,640	-
Prepaid pension cost	375,910	223,397
Total other assets	7,662,146	5,931,802
Total Assets	550,753,414	530,101,884

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Balance Sheets (continued)
December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars, except for par value)

	2009	2008
	NT$	NT$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	-	3,700,000
Accounts payable	36,175,165	22,684,280
Payables to related parties	57,182,539	36,808,623
Accrued expenses and other current liabilities	24,398,034	18,683,581
Financial liabilities measured at fair value—current	829,865	24,059
Other payables to related parties	122,492	94,918
Equipment and construction in progress payable	18,361,269	19,571,806
Current installments of long-term borrowings	31,357,405	26,154,542
Current installments of bonds payable	8,190,900	13,093,382
Total current liabilities	176,617,669	140,815,191
Long-term liabilities:
Financial liabilities measured at fair value—noncurrent	10,450	40,711
Bonds payable, excluding current installments	9,500,000	15,000,000
Convertible bonds payable	-	2,690,900
Long-term borrowings, excluding current installments	102,042,707	80,705,445
Hedging derivative financial liabilities—noncurrent	493,805	788,678
Total long-term liabilities	112,046,962	99,225,734
Other liabilities	1,646	1,988
Total liabilities	288,666,277	240,042,913
Stockholders’ equity:
Capital stock:
Common stock, NT$10 par value	88,270,455	85,057,196
Capital surplus	114,972,148	113,651,334
Retained earnings:
Legal reserve	15,206,106	13,079,368
Unappropriated retained earnings	40,863,051	76,912,630
	56,069,157	89,991,998
Others:
Cumulative translation adjustments	1,685,733	2,330,858
Net loss not recognized as pension cost	-	(40,252)
Unrealized gains (losses) on financial instruments	1,089,644	(932,163)
	2,775,377	1,358,443
Total stockholders’ equity	262,087,137	290,058,971
Commitments and contingent liabilities
Total Liabilities and Stockholders’ Equity	550,753,414	530,101,884

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Operations
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars, except for per share data)

	2009	2008
	NT$	NT$

Net sales	350,179,130	421,957,440
Cost of goods sold	352,327,368	373,339,435
Gross profit (loss)	(2,148,238)	48,618,005
Operating expenses:
Selling	6,604,245	8,316,697
General and administrative	5,251,219	5,579,352
Research and development	6,029,428	5,335,196
	17,884,892	19,231,245
Operating income (loss)	(20,033,130)	29,386,760
Non-operating income and gains:
Interest income	115,551	1,646,423
Investment gains recognized by equity method, net	3,440,325	1,659,804
Foreign currency exchange gains, net	310,235	-
Gains on valuation of financial instruments, net	661,752	3,904,202
Other income	1,423,516	1,309,666
	5,951,379	8,520,095
Non-operating expenses and losses:
Interest expenses	2,545,738	3,040,828
Foreign currency exchange losses, net	-	5,159,888
Depreciation of idled assets	891,389	633,110
Asset impairment losses	40,022	474,927
Provisions for potential litigation losses and others	9,686,537	2,668,010
	13,163,686	11,976,763
Income (loss) before income tax	(27,245,437)	25,930,092
Income tax expense (benefit)	(476,102)	4,662,706
Net income (loss)	(26,769,335)	21,267,386

Earnings (Loss) per share:
Basic (L)EPS-net income (loss)	(3.04)	2.50
Basic (L)EPS- retroactively adjusted		2.43
Diluted (L)EPS-net income (loss)	(3.04)	2.41
Diluted (L)EPS-retroactively adjusted		2.34

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Stockholders’ Equity
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollar)

				Retained earnings		Others
	Capital stock	Capital in advance	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Net loss not recognized as pension cost	Unrealized gains (losses) on financial instruments	Total

Balance at January 1, 2008	78,177,055	474,951	113,808,167	7,437,591	89,092,396	1,050,051	-	1,738,754	291,778,965
Appropriation for legal reserve	-	-	-	5,641,777	(5,641,777)	-	-	-	-
Issuance of employee stock bonus	2,437,247	-	-	-	(2,437,247)	-	-	-	-
Employees’ profit sharing—cash	-	-	-	-	(1,624,832)	-	-	-	(1,624,832)
Remuneration to directors and supervisors	-	-	-	-	(138,604)	-	-	-	(138,604)
Cash dividends	-	-	-	-	(19,670,577)	-	-	-	(19,670,577)
Stock dividends to shareholders	3,934,115	-	-	-	(3,934,115)	-	-	-	-
Issuance of stock for conversion of bonds	488,289	(460,668)	100,418	-	-	-	-	-	128,039
Issuance of stock for employee stock option exercised	20,490	(14,283)	20,402	-	-	-	-	-	26,609
Adjustments to capital surplus and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	(277,653)	-	-	-	-	(1,833,156)	(2,110,809)
Net income	-	-	-	-	21,267,386	-	-	-	21,267,386
Unrealized losses on available-for-sale financial assets, net	-	-	-	-	-	-	-	(132,636)	(132,636)
Unrealized losses on cash flow hedges, net	-	-	-	-	-	-	-	(705,125)	(705,125)
Cumulative translation adjustments	-	-	-	-	-	1,280,807	-	-	1,280,807
Net loss not recognized as pension cost	-	-	-	-	-	-	(40,252)	-	(40,252)
Balance at December 31, 2008	85,057,196	-	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	290,058,971

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Stockholders’ Equity (continued)
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollar)

				Retained earnings		Others
	Capital stock	Capital in advance	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Net loss not recognized as pension cost	Unrealized gains (losses) on financial instruments	Total

Balance at January 1, 2009	85,057,196	-	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	290,058,971
Appropriation for legal reserve	-	-	-	2,126,738	(2,126,738)	-	-	-	-
Cash dividends	-	-	-	-	(2,551,716)	-	-	-	(2,551,716)
Stock dividends to shareholders	2,551,716	-	-	-	(2,551,716)	-	-	-	-
Issuance of employee stock bonus	661,543	-	1,348,225	-	-	-	-	-	2,009,768
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	(27,411)	-	(2,050,074)	-	-	1,645,550	(431,935)
Net loss	-	-	-	-	(26,769,335)	-	-	-	(26,769,335)
Unrealized losses on available-for-sale financial assets, net	-	-	-	-	-	-	-	171,253	171,253
Unrealized gains on cash flow hedges, net	-	-	-	-	-	-	-	205,004	205,004
Cumulative translation adjustments	-	-	-	-	-	(645,125)	-	-	(645,125)
Net loss not recognized as pension cost	-	-	-	-	-	-	40,252	-	40,252
Balance at December 31, 2009	88,270,455	-	114,972,148	15,206,106	40,863,051	1,685,733	-	1,089,644	262,087,137

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Cash Flows
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars)

	2009	2008
	NT$	NT$
Cash flows from operating activities:
Net income (loss)	(26,769,335)	21,267,386
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	77,643,190	71,421,068
Losses (gains) from disposal and write-off of property, plant and equipment and others	(71,118)	22,439
Amortization of premium for convertible bonds and commercial paper	30,588	(3,732)
Unrealized foreign currency exchange losses (gains), net	(2,192,839)	2,293,513
Loss (gain) from disposal of available-for-sale financial assets	(213,295)	142,247
Loss from disposal of equity-method investments	28,323	-
Proceeds from cash dividends	55,731	16,918
Asset impairment losses	40,022	474,927
Investment gains recognized by equity method, net	(3,440,325)	(1,659,804)
Losses (gains) on valuation of financial instruments	1,418,312	(1,077,211)
Decrease (increase) in accounts receivable (including related parties)	(36,227,337)	51,567,911
Decrease (increase) in inventories, net	(10,417,427)	12,860,700
Decrease (increase) in deferred tax assets, net	(398,197)	2,602,621
Increase in prepaid pension assets	(102,752)	(106,035)
Decrease (increase) in prepayments (including long-term prepayments for materials) and other current assets	(81,504)	2,427,068
Increase (decrease) in accounts payable (including related parties)	37,290,465	(38,893,490)
Increase (decrease) in accrued expenses and other current liabilities	7,730,329	(1,824,593)
Net cash provided by operating activities	44,322,831	121,531,933

Cash flows from investing activities:
Acquisition of property, plant and equipment	(51,813,816)	(86, 251,194)
Proceeds from disposal of property, plant and equipment and idle assets	224,248	472,954
Proceeds from disposal of available-for-sale financial assets	854,849	270,250
Purchase of long-term investments	(11,279,837)	(8,489,167)
Proceeds from disposal of long-term investments	1,036,000	29,069
Increase in intangible assets and deferred charges	(886,088)	(1,405,387)
Decrease (increase) in restricted cash in bank	(104,145)	9,000
Decrease (increase) in refundable deposits	92,972	(89,208)
Net cash used in investing activities	(61,875,817)	(95,453,683)

Cash flows from financing activities:
Decrease in guarantee deposits	(342)	(3,292)
Increase (decrease) in short-term borrowings	(3,700,000)	3,700,000
Repayment of long-term borrowings and bonds payable	(39,236,028)	(50,998,999)
Proceeds from long-term borrowings and bonds payable	52,750,000	30,000,000
Proceeds from issuance of stock for employee stock options exercised	-	26,609
Cash dividends	(2,551,716)	(19,670,577)
Remuneration to directors and supervisors, and employees’ profit sharing	-	(1,763,436)
Net cash provided by (used in) financing activities	7,261,914	(38,709,695)

Effect of exchange rate change on cash	(322,000)	(173,293)
Net decrease in cash and cash equivalents	(10,613,072)	(12,804,738)
Cash and cash equivalents at beginning of year	67,727,081	80,531,819
Cash and cash equivalents at end of year	57,114,009	67,727,081

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Cash Flows (continued)
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars)

	2009	2008
	NT$	NT$
Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	2,583,390	2,937,960
Cash paid for income taxes	1,429,470	4,967,882
Additions to property, plant and equipment:
Increase in property, plant and equipment	51,330,666	91,949,275
Decrease (increase) in construction-in-progress and prepayments	483,150	(5,698,081)
	51,813,816	86,251,194
Supplementary disclosure of non-cash investing and financing activities:
Current installments of long-term liabilities	39,548,305	39,247,924
Issuance of common stock for bond conversion rights exercised	-	128,039
Adjustment to valuation allowance on deferred tax assets with a corresponding decrease in goodwill	-	2,740,367

Attachment 4:

English Translation of Audit Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of Directors
AU Optronics Corp.:

We have audited the consolidated balance sheets of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the “Rules Governing Auditing and Certification of Financial Statements by Certified Public Accountants”. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AU Optronics Corp. as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As further described in note 3 to the consolidated financial statements, the Company adopted, effective January 1, 2008, Republic of China Statement of Financial Accounting Standards (“ROC SFAS”) No. 10, “Inventories,” as amended, ROC SFAS No. 39, “Share-based Payment,” and Accounting Research and Development Foundation Interpretation No. 2007-052 on the accounting for employee bonuses and remuneration to directors and supervisors.

KPMG Certified Public Accountants

Hsinchu, Taiwan (Republic of China)
March 3, 2010

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars)

	2009	2008
	NT$	NT$
Assets
Current assets:
Cash and cash equivalents	85,443,311	83,434,697
Notes and accounts receivable, net	57,025,944	22,225,324
Accounts receivables from related parties, net	5,272,388	1,638,801
Other receivables from related parties	47,168	34,952
Other financial assets—current	1,867,294	3,082,294
Inventories, net	39,229,916	23,610,687
Prepayments and other current assets	1,280,206	5,348,063
Noncurrent assets held-for-sale	707,175	-
Deferred tax assets, net	5,199,265	5,380,440
Financial assets measured at fair value—current	388,129	1,067,531
Available-for-sale financial assets—current	-	470,301
Total current assets	196,460,796	146,293,090
Long-term investments:
Equity-method investments	9,706,574	6,651,601
Available-for-sale financial assets—noncurrent	2,012,265	595,750
Hedging derivative financial assets—noncurrent	3,829	5,398
Financial assets carried at cost—noncurrent	484,009	583,197
Total long-term investments	12,206,677	7,835,946
Property, plant and equipment
Land	7,780,680	6,273,615
Buildings	90,379,997	73,598,148
Machinery and equipment	621,880,340	513,629,547
Other equipment	29,729,246	25,143,816
	749,770,263	618,645,126
Less: accumulated depreciation	395,405,471	301,831,632
Construction in progress	9,773,502	12,312,856
Prepayments for purchases of land and equipment	26,611,776	60,221,909
Net property, plant and equipment	390,750,070	389,348,259
Intangible assets:
Goodwill	11,464,947	11,280,595
Deferred pension cost	-	9,509
Core technologies	-	918,925
Technology-related fees	2,828,307	3,339,120
Total intangible assets	14,293,254	15,548,149
Other assets:
Idle assets, net	1,797,158	2,612,320
Deferred charges, net	2,765,980	2,815,010
Deferred tax assets, net	3,053,319	2,005,382
Other assets	1,285,504	477,482
Total other assets	8,901,961	7,910,194
Total Assets	622,612,758	566,935,638

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)
December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars, except for par value)

	2009	2008
	NT$	NT$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	1,945,227	4,857,260
Notes and accounts payable	69,779,706	45,929,222
Payables to related parties	22,684,161	12,186,541
Accrued expenses and other current liabilities	36,528,777	24,471,869
Financial liabilities measured at fair value—current	1,087,827	28,831
Other payables to related parties	66,617	62,462
Equipment and construction in progress payable	23,788,714	21,363,213
Current installments of long-term borrowings	38,537,926	30,491,872
Current installments of bonds payable	8,306,408	13,093,382
Total current liabilities	202,725,363	152,484,652
Long-term liabilities:
Financial liabilities measured at fair value—noncurrent	10,450	40,711
Bonds payable, excluding current installments	9,655,160	15,000,000
Convertible bonds payable	-	2,690,900
Long-term borrowings, excluding current installments	123,424,152	96,650,642
Hedging derivative financial liabilities—noncurrent	505,372	788,678
Long-term accounts payable and capital lease liabilities, excluding current installments	1,611,653	-
Unearned revenue	9,622,370	-
Total long-term liabilities	144,829,157	115,170,931
Other liabilities	139,246	21,319
Total liabilities	347,693,766	267,676,902
Stockholders’ equity:
Capital stock:
Common stock, NT$10 par value	88,270,455	85,057,196
Capital surplus	114,972,148	113,651,334
Retained earnings:
Legal reserve	15,206,106	13,079,368
Unappropriated retained earnings	40,863,051	76,912,630
	56,069,157	89,991,998
Others:
Cumulative translation adjustments	1,685,733	2,330,858
Net loss not recognized as pension cost	-	(40,252)
Unrealized gains (losses) on financial instruments	1,089,644	(932,163)
	2,775,377	1,358,443
	262,087,137	290,058,971
Minority interests	12,831,855	9,199,765
Total stockholders’ equity	274,918,992	299,258,736
Commitments and contingent liabilities
Total Liabilities and Stockholders’ Equity	622,612,758	566,935,638

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars, except for per share data)

	2009	2008
	NT$	NT$

Net sales	359,331,345	423,928,193
Cost of goods sold	352,290,469	368,600,330
Gross profit	7,040,876	55,327,863
Operating expenses:
Selling	8,000,028	8,992,831
General and administrative	8,094,414	7,907,578
Research and development	6,185,485	5,335,196
	22,279,927	22,235,605
Operating income (loss)	(15,239,051)	33,092,258
Non-operating income and gains:
Interest income	265,975	1,845,712
Investment gains recognized by equity method, net	139,635	-
Foreign currency exchange gains, net	236,909	-
Gains on valuation of financial instruments	813,152	3,902,317
Other income	1,953,635	1,709,071
	3,409,306	7,457,100
Non-operating expenses and losses:
Interest expenses	3,446,588	4,203,946
Investment losses recognized by equity method, net	-	313,621
Foreign currency exchange losses, net	-	4,994,189
Depreciation of idle assets	1,102,132	654,639
Asset impairment losses	1,192,807	1,394,297
Provisions for potential litigation losses and others	9,696,129	2,717,755
	15,437,656	14,278,447
Earnings (losses) before income tax	(27,267,401)	26,270,911
Income tax expense (benefit)	(22,587)	4,629,066
Net income (loss)	(27,244,814)	21,641,845
Attributable to:
Equity holders of the parent company	(26,769,335)	21,267,386
Minority interests	(475,479)	374,459
Net income (loss)	(27,244,814)	21,641,845
Earnings (losses) per share:
Basic (L)EPS—net income (loss)	(3.04)	2.50
Basic EPS—retroactively adjusted		2.43
Diluted (L)EPS—net income (loss)	(3.04)	2.41
Diluted EPS—retroactively adjusted		2.34

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollar)

				Retained earnings		Others
	Capital stock	Capital in advance	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Net loss not recognized as pension cost	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2008	78,177,055	474,951	113,808,167	7,437,591	89,092,396	1,050,051	-	1,738,754	9,040,900	300,819,865
Appropriation for legal reserve	-	-	-	5,641,777	(5,641,777)	-	-	-	-	-
Issuance of employee stock bonus	2,437,247	-	-	-	(2,437,247)	-	-	-	-	-
Employees’ profit sharing—cash	-	-	-	-	(1,624,832)	-	-	-	-	(1,624,832)
Remuneration to directors and supervisors	-	-	-	-	(138,604)	-	-	-	-	(138,604)
Cash dividends	-	-	-	-	(19,670,577)	-	-	-	-	(19,670,577)
Stock dividends to shareholders	3,934,115	-	-	-	(3,934,115)	-	-	-	-	-
Issuance of stock for conversion of bonds	488,289	(460,668)	100,418	-	-	-	-	-	-	128,039
Issuance of stock for employee stock option exercised	20,490	(14,283)	20,402	-	-	-	-	-	-	26,609
Adjustments to capital surplus and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	(277,653)	-	-	-	-	(202,187)	-	(479,840)
Net income	-	-	-	-	21,267,386	-	-	-	374,459	21,641,845
Unrealized losses on available-for-sale financial assets, net	-	-	-	-	-	-	-	(1,763,605)	-	(1,763,605)
Unrealized losses on cash flow hedges, net	-	-	-	-	-	-	-	(705,125)	-	(705,125)
Cumulative translation adjustments	-	-	-	-	-	1,280,807	-	-	-	1,280,807
Net loss not recognized as pension cost	-	-	-	-	-	-	(40,252)	-	-	(40,252)
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	(215,594)	(215,594)
Balance at December 31, 2008	85,057,196	-	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	9,199,765	299,258,736

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (continued)
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollar)

				Retained earnings		Others
	Capital stock	Capital in advance	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Net loss not recognized as pension cost	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2009	85,057,196	-	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	9,199,765	299,258,736
Appropriation for legal reserve	-	-	-	2,126,738	(2,126,738)	-	-	-	-	-
Cash dividends	-	-	-	-	(2,551,716)	-	-	-	-	(2,551,716)
Stock dividends to shareholders	2,551,716	-	-	-	(2,551,716)	-	-	-	-	-
Issuance of employee stock bonus	661,543	-	1,348,225							2,009,768
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	(27,411)	-	(2,050,074)	-	-	190,312	-	(1,887,173)
Net loss	-	-	-	-	(26,769,335)	-	-	-	(475,479)	(27,244,814)
Unrealized losses on available-for-sale financial assets, net	-	-	-	-	-	-	-	1,637,350	-	1,637,350
Unrealized losses on cash flow hedges, net	-	-	-	-	-	-	-	194,145	-	194,145
Cumulative translation adjustments	-	-	-	-	-	(645,125)	-	-	-	(645,125)
Reversal of net loss not recognized as pension cost	-	-	-	-	-	-	40,252	-	-	40,252
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	4,107,569	4,107,569
Balance at December 31, 2009	88,270,455	-	114,972,148	15,206,106	40,863,051	1,685,733	-	1,089,644	12,831,855	274,918,992

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars)

	2009	2008
	NT$	NT$
Cash flows from operating activities:
Net income (loss)	(27,244,814)	21,641,845
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	90,107,611	81,188,432
Unrealized foreign currency exchange losses (gains), net	(2,192,835)	2,298,557
Asset impairment losses	1,192,807	1,394,297
Losses (gains) on valuation of financial instruments	1,336,469	(1,075,326)
Investment (losses) gains recognized by equity method, net	(139,635)	313,621
Proceeds from cash dividends	142,096	142,368
Losses (gains) on sale of investment securities	(384,186)	142,267
Losses from disposal and write-off of property, plant and equipment, and others	23,248	29,899
Decrease (increase) in accounts receivable (including related parties)	(39,564,516)	51,485,303
Decrease (increase) in inventories, net	(12,708,862)	11,831,747
Decrease (increase) in deferred tax assets, net	(716,548)	2,411,066
Decrease in prepayments (including long-term prepayments for materials) and other current assets	4,535,738	1,625,308
Increase (decrease) in accounts payable (including related parties)	32,455,076	(39,799,729)
Increase (decrease) in accrued expenses and other current liabilities	10,297,563	(1,453,395)
Increase in prepaid pension assets	(98,193)	(118,750)
Net cash provided by operating activities	57,041,019	132,057,510

Cash flows from investing activities:
Acquisition of property, plant and equipment	(61,046,891)	(98,355,181)
Proceeds from disposal of property, plant and equipment, noncurrent assets held-for-sale, and idle assets	235,562	1,344,356
Purchase of convertible bonds embedded in options	(500,002)	-
Proceeds from disposal of available-for-sale financial assets	854,849	270,250
Purchase of long-term investments	(5,804,295)	(2,889,016)
Proceeds from disposal of long-term investments	299,203	378
Decrease (increase) in restricted cash in bank	(425,799)	7,999
Increase in intangible assets and deferred charges	(1,121,028)	(1,502,092)
Decrease (increase) in refundable deposits	52,404	(134,105)
Net cash used in investing activities	(67,455,997)	(101,257,411)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(4,901,690)	4,720,666
Increase (decrease) in guarantee deposits	(5,758)	2,912
Repayment of long-term borrowings and bonds payable	(49,291,812)	(57,993,509)
Proceeds from long-term borrowings and bonds payable	66,844,430	37,299,393
Proceeds from issuance of stock for employee stock options exercised	-	26,609
Cash dividends	(2,551,716)	(19,670,577)
Remuneration to directors and supervisors, and employees’ profit sharing	-	(1,763,436)
Adjustments for changes in minority interests	1,831,886	(57,667)
Net cash provided by (used in) financing activities	11,925,340	(37,435,609)
Effect of exchange rate change on cash	(341,084)	180,600
Cash increase resulting from change in consolidated entity	839,336	-
Net increase (decrease) in cash and cash equivalents	2,008,614	(6,454,910)
Cash and cash equivalents at beginning of year	83,434,697	89,889,607
Cash and cash equivalents at end of year	85,443,311	83,434,697

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars)

	2009	2008
	NT$	NT$
Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	3,459,032	4,112,907
Cash paid for income taxes	2,127,321	5,179,223
Additions to property, plant and equipment:
Increase in property, plant and equipment	62,430,334	103,289,880
Increase in construction-in-progress and prepayments	(1,383,443)	(4,934,699)
	61,046,891	98,355,181

Supplementary disclosure of non-cash investing and financing activities:
Current installments of long-term borrowings	46,844,334	43,585,254
Issuance of common stock for bond conversion rights exercised	-	128,039
Adjustment to valuation allowance on deferred tax assets with a corresponding decrease in goodwill	-	2,740,367
Conversion of convertible bonds embedded in options to long-term investments	618,065	-
Impact of change in consolidated entities:
Cash	839,336
Non-cash assets	34,416,206
Liabilities	(30,541,846)
Minority interests	(482,658)
	4,231,038

Attachment 5:

2009 Deficit Compensation Statement

Items	Amount (NT$)
Net loss, 2009	(26,769,334,733)
Less:
Disproportionate participation in long-term investments	2,050,073,721
Deficit yet to be compensated–at the end of 2009	(28,819,408,454)
Plus:
Un-appropriated retained earnings from previous years	69,682,459,495
Un-appropriated retained earnings up to Dec. 31, 2009	40,863,051,041

Attachment 6:

List of Director Candidates

Name	Shareholding (Note)	Education & Current/Selected Past Positions
(Independent Director) Vivien Huey-Juan Hsieh	0	◆ Ph.D., Finance, University of Houston, U.S.A. ◆ Independent Director, AU Optronics Corp. ◆ Independent Supervisor, Chief Telecom Inc. ◆ President, Co-Operative Asset Management Corp.
(Independent Director) Mei-Yue Ho	0
◆ B.S., Agricultural Chemistry, National Taiwan University
◆ Independent Director, Bank of Kaohsiung,LTD.
◆ Minister, Ministry of Economic Affairs, R.O.C.
◆ Council Minister, Council for Economic Planning and Development, R.O.C.

(Independent Director) Bing-He Yang	0
◆ Ph.D., Electrical Engineering, Princeton University, U.S.A.
◆ Chairman, UniSVR Global Information Technology Corp.
◆ Supervisor, Applied Vacuum Coating Technologies Co., Ltd.
◆ Vice Chairman and President, Windbond Electronics Corp.

Kuen-Yao (K.Y.) Lee	10,532,153	◆ M.B.A., International Institute for Management Development, Switzerland ◆ Chairman, AU Optronics Corp. ◆ Chairman, Qisda Corporation
Hsuan Bin (H.B.) Chen	6,197,633	◆ B.S. Communications Engineering, National Chiao Tung University ◆ Vice Chairman, AU Optronics Corp. ◆ Chairman, Wellypower Optronics Corporation ◆ Chairman, Lextar Electronics Corp.
Lai-Juh Chen	2,959,118	◆ Ph.D., Chemical Engineering, National Tsing Hua University ◆ President and CEO, AU Optronics Corp. ◆ Director, Lextar Electronics Corp.
Shuang-Lang Peng	2,533,660	◆ M.B.A., Heriot-Watt University, U.K. ◆ Executive Vice President, AU Optronics Corp. ◆ Chairman, Taiwan Nano Electro-Optical Technology Co. Ltd ◆ Director, Qisda Corporation
Ko-Yung (Eric) Yu – Representative of Qisda Corporation	663,598,620	◆ M.B.A., University of Strathclyde, U.K. ◆ Director, AU Optronics Corp. ◆ Chairman, Daxon Technology Inc.
Hui Hsiung – Representative of Qisda Corporation	663,598,620	◆ Ph.D., Physics, University of California, Berkeley, U.S.A. ◆ Director, AU Optronics Corp. ◆ Director and CEO, Qisda Corporation
Ronald Jen-Chuan Chwang – Representative of BenQ Foundation	100,000	◆ Ph.D., Electrical Engineering, University of Southern California, U.S.A. ◆ Director, AU Optronics Corp. ◆ Chairman, iD Ventures America, Inc.
Chang-Hai Tsai – Representative of An Ji Biomedical Corporation	200,000	◆ M.D., Teikyo University, Japan ◆ Chairman, China Medical University Hospital ◆ Chairman, China Medical University ◆ Founder and Chairman, Asia University,Taiwan R.O.C.
Note: As of the record date of 2010 Annual General Shareholders’ Meeting dated April 20, 2010.

Attachment 7:

Comparison Table for Handling Procedures for Providing Endorsements
and Guarantees for Third Parties
 (“Handling Procedures”)
Before and After amendments

Before Amendment	After Amendment	Reason for Amendment
Article 2 The Party for Whom the Endorsement/Guarantee to be Provided by the Company

The Company may only provide endorsement or guarantee for its subsidiaries in which the Company directly or indirectly holds more than 50% of such subsidiaries’ total outstanding voting shares.

The subsidiaries, 100% outstanding voting shares are directly or indirectly held by the Company, may provide endorsement or guarantee among others.

Companies in which the public company holds, directly or indirectly, 100% of the voting shares may make endorsements/guarantees for each other.

Article 2 The Party for Whom the Endorsement/Guarantee to be Provided by the Company

The Company may only provide endorsement or guarantee for its subsidiaries in which the Company directly or indirectly holds more than 50% of such subsidiaries’ total outstanding voting shares.

The subsidiaries, more than 90~~100~~% outstanding voting shares are directly or indirectly held by the Company, may provide endorsement or guarantee among others, provided that the amount of such endorsement or guarantee shall not exceed 10% of the Company’s net worth (“Limit”) except that the endorsements/guarantees provided by and among subsidiaries in which 100% outstanding voting shares are directly or indirectly held by the Company, is free of the preceding restriction of the Limit.

To accommodate the amendment of law and regulation
Article 4 The amount of an endorsement/guarantee

 (1) The limit on the aggregate amount of endorsements and/or guarantees and the limit on the amount of endorsements and/or guarantees provided for any individual subsidiary in which the Company directly or indirectly holds more than 50% of such subsidiary’s total outstanding voting shares shall be first approved by the Board of Directors and submitted to shareholders’ meeting for approval.

 (2) The limit on the aggregate amount of endorsements and/or guarantees (“ aggregate limit”) and the limit on the amount of endorsements and/or guarantees provided for any individual (“individual limit”) are as follows:
i)the aggregate limit shall not exceed the Company’s net worth as shown in the Company’s latest financial statements audited by the certified public accountant; and
ii)the individual limit shall not exceed 50% of the Company’s net worth as shown in the Company’s latest financial statements audited by the certified public accountant.

Article 4 The amount of an endorsement/guarantee

 ~~(1) The limit on the aggregate amount of endorsements and/or guarantees and the limit on the amount of endorsements and/or guarantees provided for any individual subsidiary in which the Company directly or indirectly holds more than 50% of such subsidiary’s total outstanding voting shares shall be first approved by the Board of Directors and submitted to shareholders’ meeting for approval.~~

 (~~2)~~ The limit on the aggregate amount of endorsements and/or guarantees (“ aggregate limit”) and the limit on the amount of endorsements and/or guarantees provided for any individual (“individual limit”) are as follows:
~~i)~~ (1) the aggregate limit of the Company, and the Company and its subsidiaries as a whole, shall not exceed the Company’s net worth as shown in the Company’s latest financial statements audited by the certified public accountant; and
~~ii)~~ (2) the individual limit of the Company, and the Company and its subsidiaries as a whole, shall not exceed 50% of the Company’s net worth as shown in the Company’s latest financial statements audited by the certified public accountant.

To accommodate the amendment of law and regulation and to meet the Company’s operation needs to modify the aggregate limit of the Company, and the Company and its subsidiaries as a whole, shall not exceed the Company’s net worth.

Article 6 The Procedures for Reviewing and Approving Endorsements or Guarantees

Prior to providing endorsement or guarantee, the Company shall request the subsidiary (“applicant”) which applies for endorsement or guarantee to provide the Company with the certificate of company registrations, ID certificate of its responsible person, and necessary financial information for the Company to conduct evaluation of the following:
(1) evaluate the financial and business conditions of the applicant and the necessity and reasonableness of providing such endorsement and/or guarantee;
(2) conduct credit checking based on the information and material provided by the applicant and evaluate the risks of providing such endorsement and/or guarantee;
(3) check whether the aggregate amount of endorsements and/or guarantees exceed the aggregate limit or not and evaluate the impact on the Company’s operation risk, financial conditions and the shareholders equity caused by such endorsement or guarantee; and
(4) considering to what extent the Company will be able to accept the risk associated with such endorsement or guarantee and evaluate whether it is necessary for the Company to require collateral or not.

Article 6 The Procedures for Reviewing and Approving Endorsements or Guarantees

Prior to providing endorsement or guarantee, the Company shall request the subsidiary (“applicant”) which applies for endorsement or guarantee to provide the Company with the certificate of company registrations, ID certificate of its responsible person, and necessary financial information for the Company to conduct evaluation of the following:
(1) evaluate the financial and business conditions of the applicant and the necessity and reasonableness of providing such endorsement and/or guarantee;
(2) conduct credit checking based on the information and material provided by the applicant and evaluate the risks of providing such endorsement and/or guarantee;
(3) check whether the aggregate amount of endorsements and/or guarantees exceed the aggregate limit or not and evaluate the impact on the Company’s operation risk, financial conditions and the shareholders equity caused by such endorsement or guarantee; and
(4) considering to what extent the Company will be able to accept the risk associated with such endorsement or guarantee and evaluate whether it is necessary for the Company to require collateral or not.
(5) if the applicant is the Company’s subsidiary with net worth less than half of its paid in capital, the Company shall periodically review such endorsement or guarantee in accordance with this article and report the review results to the Audit Committee.

To accommodate the amendment of law and regulation

Article 9 The Management level Responsible for Decision-Making and Authorization

(1) Providing endorsements and/or guarantees by the Company shall be subject to the resolution adopted by the Board of Directors, except that the endorsement or guarantee the amount of which is less than NT$100,000,000 may be decided by the Chairman of the Board of Directors but such shall be submitted to the next meeting of the Board of Directors for ratification.

(2) ……………………..

(3) ……………………..

(4) ……………………..

Article 9 The Management level Responsible for Decision-Making and Authorization

(1) Providing endorsements and/or guarantees by the Company shall be subject to the resolution adopted by the Board of Directors, except that the endorsement or guarantee the amount of which is less than NT$100,000,000 may be decided by the Chairman of the Board of Directors but such shall be submitted to the next meeting of the Board of Directors for ratification.

(2) Before the subsidiaries in which more than 90% outstanding voting shares are directly or indirectly held by the Company provide endorsement or guarantee among others in accordance with Article 2, it shall be reported and approved by the Board of Directors of the Company (“Requirement”). The endorsements/guarantees provided by and among subsidiaries, 100% outstanding voting shares directly or indirectly held by the Company, is free of the tpreceding restriction of the Requirement.

(~~2~~3) ……………………..

(~~3~~4) ……………………..

(~~4~~5) ……………………..

To accommodate the amendment of law and revise the referred Item No. accordingly
Article 15

The Handling Procedures were enacted on October 9, 1998; the first amendment was made on May 29, 2003; the second amendment was made on June 15, 2006 and the third amendment was made on June 13, 2007; the fourth amendment was made on June 19, 2009 and the fifth amendment was made on June 18, 2010.

Article 15

The Handling Procedures were enacted on October 9, 1998; the first amendment was made on May 29, 2003; the second amendment was made on June 15, 2006; the third amendment was made on June 13, 2007 ~~and~~; the fourth amendment was made on June 19, 2009 and the fifth amendment was made on June 18, 2010.

To add the date of amendment

Attachment 8:

Comparison Table for Handling Procedures for Capital Lending
 (“Handling Procedures”)
Before and After amendments

Before Amendment	After Amendment	Reason for Amendment
Article 3 The aggregate amount of loans and the maximum amount permitted to a single borrower

(1) The aggregate outstanding amount of capital lending  shall not exceed forty percent (40%) of the Company’s net worth as shown in the Company’s latest financial statements.

(2) The limit on the amount of capital lending to the each individual borrower is as follows:
 i) If there is any business transaction between the Company and other company or firm which calls for capital lending, the amount of capital lending for each individual company or firm shall not exceed the amount of the transactions between the Company and the borrower.  The term “the amount of the transactions” as used herein means the higher of the purchase amount or sale amount of the business transactions between the Company and such borrower.
(ii) The maximum amount of loan which provides the Company’s subsidiary, which calls for short-term financing needs, shall not exceed 10 percent of the Company’s net worth as stated in its latest financial statement.
(iii) The overseas subsidiaries, whose 100% outstanding voting shares are directly or indirectly held by the Company, loan their funds among others shall not be subject to the limitation of 40 percent of the Company’s net worth

Article 3 The aggregate amount of loans and the maximum amount permitted to a single borrower

(1) The aggregate outstanding amount of capital lending  shall not exceed forty percent (40%) of the Company’s net worth as shown in the Company’s latest financial statements.

(2) The limit on the amount of capital lending to the each individual borrower is as follows:
 i) If there is any business transaction between the Company and other company or firm which calls for capital lending, the amount of capital lending for each individual company or firm shall not exceed the amount of the transactions between the Company and the borrower. The term “the amount of the transactions” as used herein means the higher of the purchase amount or sale amount of the business transactions between the Company and such borrower.
(ii) The maximum amount of loan which provides the Company’s subsidiary, which calls for short-term financing needs, shall not exceed 10 percent of the Company’s net worth as stated in its latest financial statement.
(iii) The overseas subsidiaries, whose 100% outstanding voting shares are directly or indirectly held by the Company, loan their funds among others shall not be subject to the limitation of 40 percent of the Company’s net worth

(3) The capital lending between the Company and its subsidiaries, or among the Company’s subsidiaries shall be approved by the Board of Directors. The Board of Directors may authorize the Chairman to approve to loan a single borrower within a specific limit resolved by the Board of Directors, and for a period not more than one year, allow such borrower to make drawdown for several times or have revolving loan.
The term "specific limit set" set forth in the preceding sub-paragraph shall be pursuant to paragraph (2), sub-paragraph (iii) and the outstanding balance of loans made by the Company and its subsidiaries to a single borrower shall not exceed 10 percent or more of the borrower’s net worth as stated in its latest financial statement.

To accommodate the amendment of law and regulation
Article 12

The Handling Procedures were enacted on October 9, 1998; first amendment was made on April 11, 2002; second amendment was made on May 29, 2003; the third amendment was made on June 13, 2007 and the fourth amendment was made on June 19, 2009.

Article 12

The Handling Procedures were enacted on October 9, 1998; first amendment was made on April 11, 2002; second amendment was made on May 29, 2003; the third amendment was made on June 13, 2007 ~~and~~; the fourth amendment was made on June 19, 2009 and the fourth amendment was made on June 18, 2010.

To add the amendment date